Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.

Attorneys and counselors at law

Daniel H. April

David F. Cunningham

Patrick J. Dolan

John M. Hickey

C.W.N. Thompson, Jr.

Of Counsel

Megan Hadley Koehler*

*Not admitted in New Mexico

Janet Clow, Retired

February 27, 2019

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:

Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to comments received from the staff on February 19, 2019 respecting the post-effective amendment filed as amendment number 124 to the registrant’s Registration Statement on Form N-1A, filed on December 14, 2018 (the “Previous Amendment”), relating to the Thornburg Summit Fund (the “Fund”).

The revisions to the registration statement that are described below are expected to be made in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about February 28, 2019. In those instances where we identify disclosure items analogous to the items that were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures.

Thornburg Summit Fund Prospectus

1.

Material Information. The staff asked the registrant to confirm that a further amendment to the registration statement will be filed to update material information not available at the time that the Previous Amendment was filed. The staff also asked the registrant to confirm that the further amendment to the registration statement will include the legal opinion required by item 28(i) of Form N-1A.

Response. The registrant will include in the post-effective amendment that is expected to be filed on or about February 28, 2019 all material information not available at the time that the Previous Amendment was filed. With respect to the legal opinion, the registrant notes that the legal opinion required by item 28(i) of Form N-1A was included as an exhibit to the Previous Amendment.

460 St. Michael’s Drive Suite 1000 Santa Fe, New Mexico 87505	E-mail: dan_april@catchlaw.com Web address: www.catchlaw.com	Tel.: (505) 988-2900 Extension 103 Fax: (505) 988-2901

Kimberly Browning

February 27, 2019

2.

Investment Objective. The staff asked the registrant to clarify what the registrant means by the term “real wealth” in the Fund’s investment objective, noting in that regard that the registrant may either clarify that concept in the statement of the Fund’s investment objective or in the disclosure under the heading “Principal Investment Strategies.”

Response. The registrant will address the staff’s request by replacing the first three sentences under the heading “Principal Investment Strategies” with disclosure that will read substantially as follows:

The Fund seeks to grow real wealth over time. “Real wealth” for this purpose is a mix of capital appreciation and current income that is intended to exceed the rate of inflation. While the Fund seeks to achieve its goal over a variety of different market environments by selecting investments from a range of asset classes, the value of an investment in the Fund will fluctuate and the Fund may not achieve its goal in every environment or in all environments.

3.

Annual Fund Operating Expenses. Noting instruction 3(c)(iii) of Item 3 of Form N-1A, the staff asked the registrant to reorganize the Annual Fund Operating Expenses table so that the rows entitled “Dividend Expenses on Short Sales” and “Borrowing Costs on Short Sales and Interest Expenses” appear as subcaptions to the Fund’s “Other Expenses.” The staff also asked the registrant to confirm whether the only borrowing costs that the Fund is expected to incur are borrowing costs relating to the Fund’s short sales transactions.

Response. The registrant will reorganize the Annual Fund Operating Expenses table as requested by the staff. The registrant also confirms that the only borrowing costs that the Fund currently expects to incur are borrowing costs relating to the Fund’s short sales transactions.

4.

Annual Fund Operating Expenses. The staff asked the registrant to modify the last line of footnote five to the Annual Fund Operating Expenses table to clarify that the Fund’s investment advisor may only recoup amounts waived or reimbursed during the Fund’s fiscal year if actual expenses fall below the expense cap during that same fiscal year “after the recoupment is taken into account.”

Response. The registrant will revise the last sentence of footnote five to the Fund’s Annual Fund Operating Expenses table to read substantially as follows:

Thornburg may recoup amounts waived or reimbursed during the Fund’s fiscal year if, after taking the recoupment into account, the Fund’s actual expenses fall below the expense cap during that same fiscal year.

5.

Principal Investment Strategies. The staff asked the registrant to consider whether the disclosures about the Fund’s principal investment strategies correlate to the disclosures about the Fund’s principal investment risks, noting that Item 4(b)(1) of Form N-1A requires a registrant to summarize its principal risks based on the information that the registrant has supplied about its principal investment strategies. The staff also asked the registrant to confirm that all of the investments referred to under the heading “Principal Investment Strategies” are expected to be principal strategies of the Fund and to remove from that section of the Prospectus the disclosure about any investment which is not expected to be a principal strategy of the Fund.

Response. The registrant has reviewed the current disclosures about the Fund’s principal investment strategies and principal investment risks, and while the registrant has determined to make a number of additions or enhancements to those disclosures in response to the staff’s comments (as described in the responses to other items in this letter), the registrant has determined that the current disclosures adequately describe the principal investment strategies that the Fund expects to pursue to achieve its investment goal and the principal investment risks to which the Fund’s portfolio is subject. With respect to the Fund’s principal investment risks disclosure, the registrant has considered the staff’s observation that the disclosure may not include information about risks that are unique to each type of investment described in the Fund’s principal investment strategies disclosure. In that regard, it is the registrant’s view that while many investments may involve unique risks, those investment-specific risks may not be principal risks or may already be referenced sufficiently in existing summaries of pertinent principal risks. The registrant has reviewed the risks applicable to each of the investments described in the principal investment strategies disclosure to evaluate whether any of those investments present unique risks that rise to the level of a principal risk and that are not already referenced in the existing disclosures. Subject to the additions or enhancements to risk disclosures that are described elsewhere in this letter, the registrant has determined that the Fund’s principal investment risks are sufficient and consistent with the requirements of Form N-1A.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys And Counselors At Law

Kimberly Browning

February 27, 2019

6.

Principal Investment Risks. The staff suggested that the registrant consider adding to the disclosure of the Fund’s “Principal Investment Risks” a statement that the Fund may not be successful in producing a mix of capital appreciation and current income that exceeds the rate of inflation.

Response. The registrant notes the existing disclosure under the heading “Inflation Risk” which states that there is no guarantee that the Fund will at all times be able to generate capital appreciation and current income that exceeds the rate of inflation. In response to the staff’s comment, the registrant will also revise the disclosure under the heading “Management Risk” to read substantially as follows:

Management Risk – The Fund is an actively managed portfolio, and the value of the Fund may be reduced or the Fund may otherwise be unsuccessful in pursuing its investment goal if Thornburg pursues unsuccessful investments or fails to correctly identify risks affecting the broad economy or specific issuers in which the Fund invests.

7.

Principal Investment Strategies. The staff asked the registrant to specify the types of commodities-related investments that the Fund may invest in as a principal investment strategy and to confirm that the attendant risks of those investments are described in the discussion of the Fund’s principal investment risks.

Response. The registrant will add as a new paragraph within the section entitled “Principal Investment Strategies” disclosure that reads substantially as follows:

With respect to its commodities-related investments, the Fund may invest in exchange traded funds or in other, similar investment vehicles that invest in commodities, and the Fund may invest in commodity-linked derivative instruments whose value is based on the value of an underlying commodity or commodity index, such as commodity futures contracts, commodity forward contracts, and commodity options contracts. The Fund may also seek to obtain exposure to the investment returns of commodities markets by investing in equity and debt securities of companies that operate commodities-based businesses.

The registrant confirms that the attendant principal risks of those investments are described in the discussion of the Fund’s principal investment risks.

8.

Principal Investment Strategies. The staff expressed the view that the phrase “or in other investments that Thornburg believes may assist the Fund in pursuing its goal” in the fourth sentence of the first paragraph of this section of the prospectus is overbroad and vague, and asked the registrant to specify the types of “other investments” that the Fund may make as a principal investment strategy.

Response. The registrant will delete the referenced phrase, and will also modify that sentence to include a reference to the Fund’s derivative investments, so that the revised sentence will read substantially as follows:

Under normal conditions the Fund’s investments are expected to emphasize long positions in equity securities and fixed income obligations, though the Fund may also invest a significant amount of its assets in short positions in equity securities and fixed income obligations, in commodities-related investments, in derivative instruments, in currencies, and in cash or cash equivalents.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys And Counselors At Law

Kimberly Browning

February 27, 2019

9.

Principal Investment Strategies. The staff asked whether the Fund may invest as a principal investment strategy in contingent convertible bonds. If so, the staff requested that the registrant disclose that fact in the discussion of its principal investment strategies and also disclose the principal investment risks associated with those investments.

Response. At the current time, the registrant does not expect that the Fund will invest as a principal investment strategy in contingent convertible bonds.

10.

Principal Investment Strategies. The staff asked the registrant to clarify whether the types of depositary receipts that the Fund may invest in as a principal investment strategy will be sponsored or unsponsored and, if applicable, to describe the principal investment risks associated with those investments. The staff suggested that this clarification could be made in the portion of the prospectus disclosure that is responsive to Item 9 of Form N-1A.

Response. The registrant confirms that it may invest in either sponsored or unsponsored depositary receipts, and the registrant will include disclosure to that effect in the portion of the prospectus that is responsive to Item 9 of Form N-1A. With respect to risk disclosures, the registrant acknowledges that there may be different risks associated with investments in sponsored and unsponsored depositary receipts, but the registrant does not believe that those risks are principal risks of the Fund, and instead believes that the principal risks associated with the Fund’s investments in depositary receipts are the market, issuer, and foreign investment risks already discussed under the heading “Principal Investment Risks.” As clarification, however, the registrant will revise the first line of the disclosure under the heading “Foreign Investment Risk” to note that the risks described in that paragraph are applicable to investments both in securities of foreign issuers and in depositary receipts. The registrant will also enhance the discussion of depositary receipts in the Fund’s statement of additional information to include disclosure that reads substantially as follows:

Certain depositary receipts in which the Fund may invest are unsponsored, meaning that the depositary receipt is created and issued without the participation of the foreign issuer whose stock underlies the depositary receipt. The financial institution that issues an unsponsored depositary receipt may be under no obligation to distribute shareholder communications received from the foreign issuer or to pass through voting rights, and accordingly the holder of an unsponsored depositary receipt may not have as much current information concerning the foreign issuer as the holder of sponsored depositary receipt.

11.

Principal Investment Strategies. The staff asked the registrant to clarify the types of equity trusts that the Fund may invest in as a principal investment strategy and, if applicable, to describe the principal investment risks associated with those investments.

Response. The registrant will remove the reference to investments in equity trusts.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys And Counselors At Law

Kimberly Browning

February 27, 2019

12.

Principal Investment Strategies. The staff asked the registrant to clarify the types of partnership interests that the Fund may invest in as a principal investment strategy, including specifically whether those investments may include investments in unregistered securities, master limited partnerships, or securities that significantly increase the potential that the Fund may have to recharacterize its distributions for tax purposes following the end of the Fund’s taxable year and cause revised Forms 1099 to be issued to Fund shareholders.

Response. At the current time, the Fund expects that the partnership interests in which the Fund may invest as a principal investment strategy will include investments in the equity securities of certain master limited partnerships, private equity firms, and other public and private issuers organized as partnerships. Because the information about the Fund’s principal investment strategies that is provided in response to Item 4(a) of Form N-1A is intended to be summary in nature, the registrant does not believe it is necessary or desirable to specify each of those types of partnership interests in that portion of the Fund’s prospectus. The registrant will, however, include disclosure in the portion of the prospectus that is responsive to Item 9 of Form N-1A clarifying that the Fund’s investments in partnership interests may include investments in the entities identified above. The registrant will also add disclosure to the Fund’s statement of additional information respecting investments in partnerships, which will read substantially as follows:

Limited Partnership Interests. The Fund may invest in interests issued by limited partnerships and master limited partnerships (“MLPs”). MLPs are business enterprises in which ownership interests are publicly traded, and which typically own interests in properties or businesses related to the oil and gas industries, although they may own other types of investments. Ownership interests in limited partnerships other than MLPs may not be publicly traded, which may decrease the liquidity of those investments. Investments in MLPs and other limited partnerships are subject to the risks associated with equity investments generally and to the risks associated with the specific industry or industries in which the partnership operates. Investments in MLPs and other limited partnerships are also subject to certain additional risks when compared to investments in corporations, including certain tax risks, a more limited ability for investors to elect or remove the issuer’s management, and more limited voting rights for investors.

Finally, the registrant has considered the staff’s question about whether these investments may significantly increase the potential that the Fund has to recharacterize its distributions and issue revised Forms 1099 to Fund shareholders. Although that is a potential risk for these investments, the registrant does not believe that this is a principal or significant risk for the Fund, and notes in that regard that the registrant’s other series have for many years invested in a number of different partnership interests without having to issue revised Forms 1099 to shareholders.

13.

Principal Investment Strategies. Noting the disclosure stating that the Fund may invest in “the securities of issuers domiciled outside the United States, including developing countries,” the staff asked whether the Fund has “earmarked” any particular countries as locations in which the Fund would invest as part of its principal investment strategies and, if so, to disclose those countries and the principal risks of investing in those countries. The staff suggested that this disclosure could be included in the portion of the prospectus disclosure that is responsive to Item 9 of Form N-1A. The staff also asked the registrant to provide the staff with the disclosure respecting “Brexit” that the registrant proposes to include in the post-effective amendment which is expected to be filed on or about February 28, 2019.

Response. While the registrant expects that the Fund’s investments will include investments in the securities of issuers domiciled outside of the United States, the registrant has not “earmarked” any particular countries as locations in which the Fund would invest at the current time as a principal investment strategy. The registrant has also provided the staff with the disclosure respecting Brexit that the registrant proposes to include in its next post-effective amendment in respect of the Fund.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys And Counselors At Law

Kimberly Browning

February 27, 2019

14.

Principal Investment Strategies. The staff asked the registrant to specify the types of debt obligations in which the Fund may invest as a principal investment strategy, expressing the view that the statement indicating that the Fund may invest in debt obligations “of any kind” is overbroad and vague.

Response. The registrant will remove the phrase “of any kind” and will otherwise revise the disclosure that immediately precedes the bullet point list of debt obligations to read substantially as follows:

With respect to its fixed income investments, the Fund expects that under normal market conditions its investments will include the following types of obligations, which may be of any quality and of any maturity:

15.

Principal Investment Strategies. The staff asked the registrant to specify the types of mortgage-backed securities, asset-backed securities, collateralized mortgage obligations, collateralized debt obligations, collateralized bond obligations, and collateralized loan obligations in which the Fund may invest as a principal investment strategy, including whether the Fund’s principal investment strategies may include investments in non-agency or “sub-prime” mortgage-related products.

Response. The registrant expects that the Fund may invest as a principal investment strategy in a variety of securities within the categories referenced by the staff. The registrant expects, for example, that the Fund may invest in agency- or non-agency mortgage backed securities or collateralized mortgage obligations and may invest in a number of different types of asset-backed securities, collateralized debt obligations or collateralized loan obligations, including but not limited to those backed by automobile loans, credit card receivables, and student loans. The registrant also notes that the disclosure under the heading “Principal Investment Strategies” indicates that the Fund may invest in debt obligations “of any quality,” and in that regard that the Fund may invest in subprime mortgage-related products. In view of the summary nature of the information that is required to be provided in response to Item 4(a) of Form N-1A, and because additional information about the types of mortgage-backed, asset-backed and collateralized securities that the Fund may invest in is available in the portion of the prospectus that is responsive to Item 9 of Form N-1A, the registrant has determined that the existing disclosure is sufficient and fulfills the requirements of the form.

16.

Principal Investment Strategies. The staff asked the registrant to specify the types of foreign government obligations that the Fund may invest in as a principal investment strategy and, if applicable, to describe the principal investment risks applicable to those investments.

Response. At the current time, the types of foreign government obligations that the Fund may invest in as a principal investment strategy include debt obligations issued by foreign governments and their agencies and instrumentalities, and debt obligations issued by “supra-national” entities such as the International Bank for Reconstruction and Development. The registrant believes that the principal investment risks associated with those investments include the risks associated with investments in debt obligations and foreign investments more generally and that those risks are adequately described in the current disclosure respecting the Fund’s principal investment risks. As a result, and in view of the summary nature of the information that is required to be provided in response to Item 4(a) of Form N-1A and the availability of additional information about the Fund’s investments in foreign government obligations in the portion of the prospectus that is responsive to Item 9 of Form N-1A and in the Fund’s statement of additional information, the registrant has determined that the existing disclosure is sufficient and fulfills the requirements of the form.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys And Counselors At Law

Kimberly Browning

February 27, 2019

17.

Principal Investment Strategies. The staff asked the registrant to specify the types of structured notes that the Fund may invest in as a principal investment strategy, including specifically whether the Fund may invest in registered or unregistered structured notes and, if applicable, to describe the principal investment risks applicable to those investments.

Response. The registrant will remove the reference to investments in structured notes.

18.

Principal Investment Strategies. The staff asked the registrant to clarify the types of “stripped” securities that the Fund may invest in as a principal investment strategy and, if applicable, to describe the principal investment risks applicable to those investments.

Response. At the current time, the types of “stripped” securities that the Fund may invest in as a principal investment strategy include income only and principal only debt obligations issued by a governmental or corporate entity. The registrant will modify the bullet point within the “Principal Investment Strategies” section that refers to stripped securities to read substantially as follows:

●

zero coupon bonds and “stripped” securities (including both income only and principal only securities); and

The registrant has also determined to make certain adjustments to the location and description of the principal investment risks relating to the Funds’ investments in stripped securities and in zero coupon bonds, as described in the response to item 22 below. Otherwise, however, in view of the summary nature of the information that is required to be provided in response to Item 4(a) of Form N-1A and the availability of additional information about the Fund’s investments in stripped securities in the portion of the prospectus that is responsive to Item 9 of Form N-1A and in the Fund’s statement of additional information, the registrant has determined that the existing disclosure is sufficient and fulfills the requirements of the form.

19.

Principal Investment Strategies. Noting the July 30, 2010 letter from the Commission’s Office of Legal and Disclosure to the Investment Company Institute, which pertains to derivatives-related disclosures by investment companies, the staff asked the registrant to specify the types of derivatives in which the Fund may invest as a principal investment strategy, including whether the Fund can invest as a principal investment strategy in total return swaps and in both put options and call options, and, if applicable, to describe the principal investment risks applicable to those investments. The staff also asked the registrant to disclose whether the Fund may invest in derivatives for speculative purposes in addition to investing in those derivatives for hedging purposes.

Response. The registrant has reviewed its derivatives-related disclosures and the July 30, 2010 letter referenced by the staff and believes that the disclosures are consistent with Form N-1A and with the guidance described in that letter. While the registrant does not believe that additional detail or specificity is necessary or desirable at this time, particularly in view of the summary nature of the information that is required to be provided in response to Item 4(a) of Form N-1A and the availability of additional information about the Fund’s derivative investments in the portion of the prospectus that is responsive to Item 9 of Form N-1A and the Fund’s statement of additional information, the registrant will add a reference to total return swaps at the end of the last sentence of the last paragraph under the heading “Principal Investment Strategies.” With respect to the staff’s comment about the potential for the Fund to invest in derivatives for speculative purposes, the registrant notes that the fourth sentence of the last paragraph under the heading “Principal Investment Strategies” provides that the Fund may invest in derivatives “for non-hedging purposes, including to obtain investment exposure to a particular asset class or to establish a short position with respect to an investment.”

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys And Counselors At Law

Kimberly Browning

February 27, 2019

20.

Principal Investment Risks. The staff asked the registrant to confirm that all of the risks identified in this section of the prospectus are principal investment risks of the Fund and, if not, to delete the disclosure about those risks from this section of the prospectus.

Response. The registrant confirms that all of the risks identified under the heading “Principal Investment Risks” are currently expected to be principal investment risks of the Fund.

21.

Principal Investment Risks. The staff asked the registrant to consider adding as a principal investment risk the risks associated with investing in a new fund, including that the Fund’s assets may not increase or that the Fund may not prove to be economically viable.

Response. The registrant has considered the staff’s comment and respectfully declines to add the suggested risk disclosure.

22.

Principal Investment Risks. Noting the statements about investments in zero coupon bonds and stripped securities under the heading “Market and Economic Risk,” the staff asked the registrant to consider moving those statements into their own risk disclosure or otherwise distinguishing those statements from the disclosure in the rest of the paragraph (e.g., through the use of bullet points) to enhance the readability of the disclosure. The staff also asked the registrant to clarify the meaning of the reference in the last sentence of this paragraph to the Fund potentially having to make distributions to its shareholders before it has received any cash payment on its investments in a zero coupon bond or stripped security.

Response. The registrant will delete the penultimate sentence under the heading “Market and Economic Risk” and revise the penultimate sentence under the heading “Interest Rate Risk” to read substantially as follows:

This effect is also typically more pronounced for zero coupon bonds and for mortgage- and other asset-backed securities, the value of which may fluctuate more significantly in response to interest rate changes.

The registrant will also revise the last sentence under the heading “Market and Economic Risk” to read substantially as follows:

Additionally, because the Fund has to accrue income on zero coupon bonds on a current basis even though the Fund does not receive the income from those bonds currently in cash, zero coupon bonds subject the Fund to the risk of having to generate cash from other sources (including through the sale of portfolio securities) in order to make required distributions of the income accrued from its investments in zero coupon bonds.

23.

Principal Investment Risks. Noting the disclosure under the heading “Prepayment Risk,” the staff asked whether the Fund’s investments may also expose the Fund to “extension risk” as a principal investment strategy and, if so, requested that the registrant describe that extension risk.

Response. The second sentence of the paragraph under the heading “Prepayment Risk” describes the risk that certain debt obligations held by the Fund may be repaid more slowly than anticipated as market interest rates rise, which we understand to be consistent with the staff’s use of the term “extension risk.” In response to the staff’s comment, the registrant will revise the heading of that paragraph to read “Prepayment and Extension Risk.”

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys And Counselors At Law

Kimberly Browning

February 27, 2019

24.

Principal Investment Risks. The staff noted that the paragraph under the heading “Inflation Risk” refers to the potential that the Fund may be unsuccessful in producing a “total return that exceeds the rate of inflation,” and asked the registrant to clarify what is meant by the term “total return” and whether that is consistent with the disclosure under the heading “Principal Investment Strategies” that the Fund will seek to produce a “mix of capital appreciation and current income.”

Response. The registrant will replace the phrase “a total return” in the referenced disclosure with the phrase “a mix of capital appreciation and current income.”

25.

Principal Investment Risks. Noting the disclosure under the heading “Structured Products Risk,” the staff asked the registrant to clarify the types of structured products that the Fund may invest in that give rise to the principal investment risks described in that paragraph.

Response. The registrant will revise the disclosure under the heading “Structured Products Risk” to read substantially as follows:

Structured Products Risk – Investments in securities that are backed by, or represent interests in, an underlying pool of securities or other assets, including investments in mortgage- and asset-backed securities and in CMOs, CDOs and CLOS, involve risks associated with the underlying assets (e.g., the risks of default by mortgagors whose mortgages are included in a mortgage-backed security or CMO), and may also involve different or greater risks, including the risk that distributions from the underlying assets will be inadequate to make interest or other payments to the Fund, the risk that the issuer of the securities will fail to administer the underlying assets properly or become insolvent, prepayment and extension risk, and the risk that the securities will be less liquid than other Fund investments.

26.

Principal Investment Risks. The staff asked the registrant to clarify the types of commodities-related investment risks that may be principal investment risks to the Fund.

Response. See the registrant’s response to item 7 above.

27.

Principal Investment Risks. The staff noted that the disclosure under the heading “Principal Investment Strategies” indicates that the Fund may invest as a principal investment strategy in publicly traded real estate investment trusts (“REITs”), but that the disclosure under the heading “Real Estate Risk” is not limited to “publicly traded” REITs, and asked the registrant to conform those disclosures and, in the risk disclosure, to identify any principal investment risks which may be unique to publicly traded REITs.

Response. The registrant will revise the first line of the referenced disclosure to add the phrase “publicly traded” before the phrase “real estate investment trusts.”

28.

Principal Investment Risks. The staff asked the registrant to clarify the types of derivative risks that may be principal investment risks to the Fund.

Response. The registrant has reviewed the disclosures under the heading “Derivatives Risks” and has determined that those disclosures are adequate, particularly in view of the summary nature of the information that is required to be provided in response to Item 4(a) of Form N-1A and the availability of additional information about the Fund’s derivative investments in the portion of the prospectus that is responsive to Item 9 of Form N-1A and the Fund’s statement of additional information.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys And Counselors At Law

Kimberly Browning

February 27, 2019

29.

Additional Information; Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies. The staff expressed its view that the disclosure in this section of the prospectus should only describe those investment strategies and investment risks that are “principal” strategies and risks of the Fund and that the registrant should either remove from this section disclosures about strategies and risks that are not principal for the Fund or should more clearly identify those strategies and risks which are not principal.

Response. The registrant notes that General Instruction C.3(b) of Form N-1A permits a registrant to include information in the prospectus that is not otherwise required, except in response to Items 2 through 8 of the form. The registrant therefore believes it is consistent with Form N-1A to include disclosures in response to Item 9 about investment strategies or investment risks that may not be principal strategies or principal risks of the Fund, and further believes that the inclusion of such additional strategy and risk disclosure may be helpful in giving shareholders a more complete picture of the types of investments the Fund may make and the risks presented thereby. The registrant notes the staff’s suggestion that it may be possible to more clearly identify those strategies and risks which are not principal, will undertake to examine ways in which the disclosures in this portion of the prospectus could be reorganized to enhance the clarity of the information, and if the registrant determines to make any changes to the organization or substance of those disclosures, the registrant would expect to make those changes in its next annual update to the registrant’s registration statement.

30.

Additional Information; Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies. Calling attention to the second paragraph under the heading “Principal Investment Strategies” in this section of the prospectus, the staff noted the disclosure indicating that some of the Fund’s investments may be subject to specific percentage limitations described in the first part of the prospectus, but observed that the first part of the prospectus did not include any such percentage limitations. The staff requested that the registrant remove or clarify the reference to percentage limitations described in the first part of the prospectus.

Response. The registrant will remove the referenced disclosure.

31.

Additional Information; Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies. The staff observed that the disclosure under the heading “Risks of Investing in Real Estate Investment Trusts (REITs)” in this section of the prospectus is not limited to a discussion of publicly traded REITs, whereas the front part of the prospectus included disclosure suggesting that the Fund may only invest in publicly traded REITs as a principal investment strategy. The staff asked that the Fund clarify the disclosure in this section of the prospectus to refer only to publicly traded REITs, or otherwise identify risks that may be applicable to non-publicly traded REITs and would therefore not be considered to be principal investment risks of the Fund.

Response. The registrant will revise the heading of the referenced disclosure to refer to the “Risks of Investing in Publicly Traded Real Estate Investment Trusts” and will make other conforming changes to the disclosure if necessary to clarify that the reference to REITs is to publicly-traded REITs, including revising the first sentence of the disclosure to read substantially as follows:

Publicly-traded REITs are pooled investment vehicles in which ownership interests are publicly traded, and which invest in real estate or real estate-related companies.

32.

Additional Information; Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies. The staff suggested that the registrant use bold-face type for the heading “Investing in Mortgage-Backed Securities, Participation Interests and Other Mortgage-Related Investments,” consistent with the approach that the registrant has taken with other sub-headings within this section of the prospectus. The staff also asked that the registrant clarify the disclosure under that heading and under the headings “Investing in Other Asset-Backed Securities” and “Investing in Structured Finance Arrangements” to describe the particular types of investments that the Fund may invest in as a principal investment strategy and the principal investment risks associated with those investments.

Response. The registrant will use bold-face type as suggested by the staff. The registrant has reviewed the disclosures under the headings “Investing in Other Asset Backed Securities” and “Investing in Structured Finance Arrangements and has determined that the current disclosures are adequate.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys And Counselors At Law

Kimberly Browning

February 27, 2019

33.

Organization and Management of the Fund; Fund Portfolio Managers. The staff asked that the registrant clarify that the persons identified as portfolio managers for the Fund are “jointly” and primarily responsible for day-to-day management of the Fund’s portfolio.

Response. The registrant will revise the disclosure to provide that the two persons currently identified as co-portfolio managers of the Fund are “jointly” and primarily responsible for day-to-day management of the Fund’s portfolio.

34.

Important General Information; Purchasing and Holding Fund Shares through a Financial Intermediary. The staff called attention to the disclosure in the second paragraph of this section of the prospectus which indicates that neither the Fund or its investment advisor, distributor or transfer agent are responsible for failures by a financial intermediary who sells Fund shares to execute purchase or redemption transactions on behalf of a Fund shareholder. The staff noted that the Fund cannot avoid its responsibility under rule 22c-1 of the Investment Company Act of 1940, as amended, to sell and redeem its shares at the current net asset value next computed after receipt of a purchase or redemption order, and asked that the registrant consider revising the referenced disclosure.

Response. The registrant acknowledges the requirements of rule 22c-1. It is not the intention of the referenced language to suggest that the Fund may avoid those requirements in cases where purchase and sale orders are submitted through a financial intermediary. If, however, the intermediary that is selected by an investor makes a mistake in transmitting a purchase or redemption order, or makes a mistake in transmitting the shares or redemption proceeds that were delivered to the intermediary in respect of that purchase or redemption order, neither the Fund nor its distributor or transfer agent would be responsible for that mistake. The registrant does not believe that is inconsistent with rule 22c-1 and believes that the referenced disclosure is adequate, and therefore respectfully declines to make any revisions to the disclosure at this time.

35.

Selling Fund Shares. The staff noted the sentence in the third paragraph under the heading “General Information about Fund Share Redemptions” which reads: “Additionally, if you hold your shares directly with the Fund, applicable rules may under certain circumstances permit the Fund’s Transfer Agent to place a temporary hold on the disbursement of redemption proceeds if the Transfer Agent reasonably believes that the redemption request is part of a scheme to financially exploit you.” The staff asked the registrant to clarify what “applicable rules” were being referred to in the referenced sentence and the particular circumstances under which the Transfer Agent may be permitted to temporarily hold the disbursement of redemption proceeds. The staff noted in that regard the Division of Investment Management’s June 1, 2018 no-action letter to the Investment Company Institute respecting circumstances in which a mutual fund or its transfer agent may temporarily suspend the disbursement of redemption proceeds based on a reasonable belief of financial exploitation of certain specified categories of fund shareholder.

Response. The registrant will revise the referenced disclosure to read substantially as follows:

Additionally, if you hold your shares directly with the Fund, the Fund’s Transfer Agent is permitted to place a temporary hold on the disbursement of redemption proceeds to you if: (a) you are a natural person age 65 or older, or a natural person age 18 and older who the Transfer Agent reasonably believes has a mental or physical impairment that renders you unable to protect your own interests; and (b) the Transfer Agent has a reasonable belief that the redemption request is part of a scheme to financially exploit you.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys And Counselors At Law

Kimberly Browning

February 27, 2019

36.

Selling Fund Shares. The staff noted that the Fund reserves the right to pay redemption proceeds in portfolio securities rather than cash if such “payments in kind” are considered appropriate by the Fund’s investment advisor and are made pursuant to terms and conditions approved by the Funds’ governing board. The staff asked the registrant to consider adding disclosure about how such payments in kind would be effected, including if shareholders would receive a pro rata portion of all of the securities in the Fund’s portfolio or whether the payment in kind would be effected through some other method. The staff noted in that regard the discussion of this topic in Investment Company Act Release No. 32315 pertaining to Investment Company Liquidity Risk Management Programs.

Response. The registrant expects that the Fund would only exercise its right to pay redemption proceeds “in kind” under unusual circumstances, and that those circumstances are most likely to involve a negotiated request by a shareholder to receive securities instead of cash in redemption of shares. The registrant’s liquidity risk management program requires that any such redemption in kind must be approved by the registrant’s governing board, and that the Fund’s management must present to the governing board a recommendation as to how the redemption will be implemented, including the basis for determining which securities would be distributed. In view of the anticipated ad hoc nature of any redemption in kind transaction, and because any such transaction would be subject to implementation procedures recommended by the Fund’s management and approved by the governing board at the time of the redemption, the registrant is not currently able to specify in its prospectus the specific method or methods by which redemptions in kind will be effected in all cases.

37.

Excessive Trading. The staff noted the disclosure in the first sentence of the third paragraph of this section of the prospectus which indicates that purchase orders or exchanges may be restricted or refused by the Fund under the circumstances described in the balance of that sentence. The staff asked the registrant to clarify that, in the case of an exchange of the Fund’s shares, the Fund is only permitted to restrict or refuse the purchase portion of the transaction and not the redemption portion of the transaction.

Response. The registrant will revise the referenced sentence by replacing the phrase “Purchase orders or exchanges” at the beginning of the sentence with the phrase “Purchase orders (including the purchase side of an exchange transaction) ….” The Fund will make an analogous revision to the disclosure in the last sentence of that paragraph.

38.

Appendix A – Sales Charge Waivers Offered by Financial Intermediaries. The staff asked the registrant to delete the word “certain” from the disclosure next to the last bullet point under the heading “CDSC Waivers on Class A Shares Available at Merrill Lynch,” or otherwise to clarify the disclosure to specify which types of fee-based accounts or platforms are eligible for the waivers described therein.

Response. The registrant will seek to confer with representatives of Merrill Lynch to determine whether and how that disclosure might be clarified, but does not expect to be able to have those discussions before the registrant files its next post-effective amendment in respect of the Fund. Accordingly, to the extent the registrant determines that to make any change to the disclosure following its discussions with Merrill Lynch, the registrant will reflect those changes in its next annual amendment to its registration statement.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys And Counselors At Law

Kimberly Browning

February 27, 2019

Thornburg Summit Fund Statement of Additional Information

39.

Investment Policies; Investing in Derivative Instruments; Swap Agreements, Caps, Floors, and Collars. The staff asked the registrant to confirm that, when entering into total return swap agreements, the Fund will comply with prior guidance from the staff respecting the potential application of section 18 of the Investment Company Act to swaps, including guidance on the techniques that an investment company can utilize to eliminate the leverage that might otherwise be created by such transactions. The staff referred specifically in its remarks to the staff’s guidance in Investment Company Act Release No. 10666 (Apr. 18, 1979), and to the adopting release that accompanied the Commission’s proposed rule on the Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015) (the “Proposed Derivatives Release”). The staff also noted that it the Commission is currently considering a revised version of the Proposed Derivatives Release and that any re-proposal of that Proposed Derivatives Release may include proposals that would affect how a mutual fund addresses the application of section 18 of the Investment Company Act when entering into total return swaps and other derivative instruments.

Response. The registrant confirms that the Fund will comply with the staff’s prior guidance in this area when entering into total return swap agreements. The registrant also acknowledges that it is aware of the potential new rulemaking forthcoming from the Commission on this topic.

40.

Investment Limitations. The staff noted that if the Fund invests in any municipal obligations the principal and interest of which are derived from a non-governmental entity, the Fund should look through to the industry in which that entity operates for purposes of measuring the Fund’s compliance with its investment limitation against investing more than 25% of the Fund’s total assets in the securities of companies whose principal business activities are in the same industry.

Response. The registrant acknowledges that, if the Fund invests in any municipal obligation the principal and interest of which is backed only by the assets or revenues of a non-governmental entity, then the Fund would look through to the industry in which that non-governmental entity operates to measure the Fund’s compliance with its 25% industry concentration limitation.

Other Matters

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. Attorneys And Counselors At Law